Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

REUZEit, Inc.
28381 Vincent Moraga Dr.
Temecula, CA 92590
https://www.reuzeit.com

Up to $1,235,000.00 in Common Stock at $0.80
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: REUZEit, Inc.
Address: 28381 Vincent Moraga Dr., Temecula, CA 92590
State of Incorporation: CA
Date Incorporated: October 13, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 12,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,543,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $249.60

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Members of REUZEIt's Loyalty Bonus are eligible for additional bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 5 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based:</u>

$500+ | Tier 1

Invest $500+ and receive access to private investor newsletter.

$1,000+ | Tier 2

Invest $1,000+ and receive access to private investor newsletter + 5% bonus shares.

$2,500+ | Tier 3

Invest $2,500+ and receive access to private investor newsletter + 5% bonus shares + Invitation to software launch party.

$10,000+ | Tier 4

Invest $10,000+ and receive access to private investor newsletter + 10% bonus shares + Invitation to software launch party.

$25,000+ | Tier 5

Invest $25,000+ and receive Access to private investor newsletter + 15% bonus shares + Invitation to software launch party.

$50,000+ | Tier 6

Invest $50,000+ and receive Access to private investor newsletter + 20% bonus shares + Invitation to software launch party + Tour of Headquarters with one of the founders + Temecula wine country experience, includes one night stay.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

REUZEit will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

REUZEit blends Circular Economics and Surplus Asset Management (CE-SAM) to provide industry-leading technology and services to an organization's surplus assets. REUZEit delivers end-to-end solutions to pick-up, inventory, warehouse, and recondition to resell or redeploy high value-highly technical surplus equipment. The REUZEit platform provides transparent reporting and sustainability data while delivering net positive cash flows to your sustainability goals.

Many large organizations these days are prioritizing organic productivity and sustainability; REUZEit is a partner with some of the largest Life Science companies in the world, and we know it’s not as simple as just selling everything. That’s why we developed easy redeployment software that is integrated with your organization’s intranet for single sign-on simplicity.

REUZEit Inc. was started in 2010 by brothers Justin and Ryan Andrews and incorporated in 2014. In 2019, Justin moved to The Netherlands to start another REUZEit location that serves our clients in the EU. REUZEit B.V. is 100% owned by Ryan Andrew, is a separate entity that works together closely, as we share the same clients, software, and operations for tax purposes.

REUZEit also opened our first franchise in the UK in 2020, owned and operated by BioPharma Auctions, LTD, and this location is also fully integrated with REUZEit operations, serving our client locations in the UK.

Active Litigation - Zabala, Case No. CVSW2204097; Mercado, Case No. CVSW2204452, Riverside Superior Court: REUZEit has open actions from previous employees regarding wage and hour issues among others, and is actively utilizing our active EPLI policy to settle this matter out of court. We believe the amount sought by the former employees is nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should likely be resolved through mediation. Case management conferences are set for January 2023.

Competitors and Industry

Industry

REUZEit has two different areas of operations and revenue.

First is REUZEit's upstream revenue, derived from services provided to manage excess equipment from Keystone Clients. That is, the world's largest manufacturer of laboratory and scientific equipment, ThermoFisher Scientific, and some of the world's foremost pharmaceutical companies, such as Gilead, Abbott, BioMarin, and Kite Pharma. There is not a company we are aware of which offers the same service.

While operating the Surplus Asset Management (SAM) programs of our KeyStone Clients, we recover assets designated for resale to 3rd parties; thus REUZEit also sells used laboratory equipment. This is the **second** type of revenue stream for our company and makes the SAM program profitable for our clients. In the Used Equipment space, we have many competitors. Just search "Used Lab Equipment," and you will see hundreds of small resellers all over the world. Dominate players in resell are Liquidity Services, Equipnet, Copia Scientific, and Federal Equipment.

The used equipment market is fragmented and siloed into multiple specialties. It's perfect for uniting platforms like REUZEit's next-generation platform.

Competition

There are not any companies that we are aware of that model exactly what REUZEit does; that said, Equipnet offers an A.R.M.S. program that allows equipment owners to add equipment to Equipnet inventory and then redeploy it back to themselves. There is also a software called Rheaply, which provides software that companies can use to run their own reuse program, but Rheaply doesn't have warehouses and does not handle or service any equipment.

Current Stage and Roadmap

We started REUZEit in 2010 and incorporated in 2014, we've managed the world's largest Life Science manufacturer since 2015. Our software is developed and proven, we are ready for the next level.

Since startup, REUZEit has earned $48,705,196. So you might say we are little past the "start-up" stage. (But it still feels like start-up mode here, even with three locations in

3 different international markets, and we are all stoked to be part of this!)

We still have a long way to go before we can save the world by jump-starting the REUZE Revolution. Our platform aims to be the world's largest B2B platform for Surplus Asset Management, allowing companies around the world to maximize their capital equipment, sustainably, for the bottom line and for the environment. Win-Win's, are what Wins!

And has won, consistently. REUZEit manages major Life Science companies around the world from three REUZEit locations, in the USA, the Netherlands and the UK. Our clients agree and many more life science companies demand CE-SAM.

The potential is huge; like an entire second layer of sustainable efficiency to the supply chain strained economy. It will also add more equipment to the used market, helping entrepreneurs and innovators, in developing economies. Not to mention the backbone for more high-tech jobs in recondition and refurbishing the world's most valuable equipment (DNA Sequencers, Mass Spectomenters, and Ultra-cold storage, centrifuges, separations modules, robotics, and more).

At scale, there is also an advantage for the logistics industry, as more pick-ups means more white-glove handling services and more shipments for equipment that would have otherwise been discarded.

The Team

Officers and Directors

Name: Justin Andrews

Justin Andrews's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July, 2010 - Present
  Responsibilities: Justin leads REUZEit in the USA and a franchise branch in The Netherlands. Justin does not earn a salary from REUZEit Inc; he owns 50% of REUZEit Inc and 100% of REUZEit BV in the Netherlands. He earns salary from the Netherlands Franchise, which is a separate entity. Justin leads our awesome team with vision and direction for the overall strategy. His special project is overseeing the development of REUZEit's next software platform. As the main anchor who knows every part of the company, Justin also provides some operations advise or technical service help when needed.

Name: Ryan Andrews

Ryan Andrews's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Innovation Officer
  Dates of Service: November, 2010 - Present
  Responsibilities: Branding and marketing direction, c-level client relationships, and project and pickup direction. Ryan earns $300,000 per year in salary and owns 50% of REUZEit Inc

Name: Casi Mayo

Casi Mayo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Direction and management of Operations, Finance/Accounting, Legal, IT, Processing, Service, and warehouse. Casi earns $180,000 per year salary and does not own equity in REUZEit Inc

Name: Dave Ward

Dave Ward's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: October, 2020 - Present
  Responsibilities: Leadership, operational strategy and direction, Client management, advisement and direction at every place in the company. Dave earns $150,000 in salary and does not own equity in REUZEit Inc

Other business experience in the past three years:

- **Employer:** TriVista Consulting
  Title: Consultant - Senior Advisor
  Dates of Service: September, 2017 - December, 2020
  Responsibilities: Management consultant for private equity specialising in supply chain management, strategic planning, operations, global sourcing, product development, product management and "Go-To-Market Strategies"

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the Biotech or Life Science industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, but NOT existing owners with a controlling stake in the company (or their immediate family members), may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased operational budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Client Concentration
REUZEit generates a good portion of its business from a small number of large clients. If REUZEit were to lose one or more of these clients it could negatively impact its business. REUZEit is mitigating this risk by actively expanding its client base.

Potential Litigation
Regarding ongoing litigation issues, REUZEit has open action from a previous employee regarding wage and hour issues among others and is actively utilizing our active EPLI policy to settle this matter out of court. The amount sought by the former employee if nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should be resolved through mediation.

Active Litigation
Zabala, Case No. CVSW2204097; Mercado, Case No. CVSW2204452, Riverside Superior Court: REUZEit has open actions from previous employees regarding wage and hour issues among others, and is actively utilizing our active EPLI policy to settle this matter out of court. We believe the amount sought by the former employees is nominal in relation to the amount REUZEit is seeking to raise. We are confident this issue will not elevate to a formal trial and should likely be resolved through mediation. Case management conferences are set for January 2023.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Andrews	20,000,000	Common Stock	40.0%
Ryan Andrews	20,000,000	Common Stock	40.0%

The Company's Securities

The Company has authorized Common Stock, and Phantom Shares Class Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,543,750 of Common Stock.

Common Stock

The amount of security authorized is 60,000,000 with a total of 50,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

The total number of shares outstanding on a fully diluted basis, 50,000,000 shares, includes 40,000,000 shares of Common Stock and 10,000,000 shares of options (3,162,266 issued shares and 6,837,734 unissued shares).

Phantom Shares Class Stock

The amount of securities outstanding is 3,162,266.

Material Rights

REUZEIT, INC. PHANTOM STOCK BENEFIT PLAN

1. Establishment; Purpose.

(a) REUZEit, Inc., a California corporation, (the "Company") hereby establishes the REUZEit, Inc. Phantom Stock Benefit Plan (the "Plan"), effective as of December 12, 2020 (the "Effective Date").

(b) The purpose of the Plan is to provide incentives to selected employees of the Company relating to the success of the Company through the grant of Phantom Stock (as defined below).

2. Definitions.

(a) "Award Agreement" means an Employee Phantom Stock Award Agreement in a form authorized by the Company.

(b) "Directors" means the members of the Company's Board of Directors.

(c) "Cause" means, unless otherwise defined in a Participant's employment agreement, the occurrence of any of the following events: (i) any willful and continued failure or refusal of a Participant to perform the duties assigned to the Participant; (ii) a Participant's indictment, conviction of, or a plea of nolo contendere to, a felony under U.S. law or applicable state law or any similar offense under non-U.S. law, or any misdemeanor or similar offense under non-U.S. law involving moral turpitude; (iii) a Participant's willful commission of an act of fraud, forgery, theft, misappropriation or embezzlement; (iv) any other willful misconduct by a Participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company; or (v) any material breach by the Participant of any agreement (including an Award Agreement) to which the Participant and the Company, or any of its subsidiaries and affiliates, are both parties.

(d) "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(e) "Exit Event" means: (i) a change in the ownership or control of the Company effected through a transaction or series of related transactions (other than an offering of securities to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act of 1934, as amended (the "Exchange Act")), other than an affiliate, directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the securities outstanding immediately after such acquisition; or (ii) the sale or conveyance of all or substantially all of the assets of the Company to a person who is not an affiliate.

(f) "Participant" means an individual who is granted and accepts a Phantom Stock award under the Plan.

(g) "Phantom Stock" means awards granted under the Plan giving a Participant the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, an amount in cash relative the appreciation of each share of vested Phantom Stock held upon the occurrence of a Payment Event as determined by the Company in its sole discretion in accordance with the terms of the Plan.

(h) "Section 280G" means Section 280G of the Code and the rules and regulations promulgated thereunder, as they may be amended from time to time.

(i) "Section 409A" means Section 409A of the Code and the rules and regulations promulgated thereunder, as they may be amended from time to time.

3. Administration.

(a) The Plan shall be interpreted and administered by the Directors, provided that the Directors may delegate such administrative duties to a compensation committee or any other committee (and all references to the Directors in the Plan shall include any authorized delegates of the Directors), whose actions shall be final and binding on all persons, including the Participants, and shall be given the maximum deference permitted by law.

(b) The Directors (or applicable committee), in their sole discretion, shall have the power, subject to and within the limitations of the express provisions of the Plan, to:

(i) Determine from time to time which persons shall be designated as Participants entitled to participate in the Plan and the number and terms of the Phantom Stock granted;

(ii) Make determinations and interpretations required under the Plan, including the amount of any payments to Participants;

(iii) Establish rules and regulations it deems necessary or desirable for the administration of the Plan;

(iv) Exercise all authority granted to it hereunder; and

(v) Correct any defect, supply any omission and/or reconcile any inconsistency in the Plan or any Award Agreement.

(c) The Directors (or the applicable committee) shall not be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or any payment paid hereunder, and all of the Directors (or the applicable committee) shall be fully indemnified and held harmless by the Company or its successor in respect of any such action, determination or interpretation.

4. Terms and Conditions of the Awards.

(a) Each Phantom Stock granted under the Plan shall be evidenced by an Award Agreement in a form approved by the Directors, specifying the number of Phantom Stock granted, vesting conditions, grant date and such other terms and conditions as specified by the Directors consistent with the Plan. Each Award Agreement shall be subject to the applicable terms of the Plan.

(b) Subject to the applicable Award Agreement, upon an Exit Event, each outstanding Phantom Stock shall be treated in accordance with the Award Agreement with respect to the treatment of vested and unvested Phantom Stock.

(c) Subject to the applicable Award Agreement, upon a Participant's termination of employment with the Company for any reason (whether by the Company or by the Participant) unvested Phantom Stock is forfeited without consideration.

(d) Each Phantom Stock granted under the Plan shall be nontransferable.

5. Amendment or Termination of the Plan. The Directors, at any time, and from time to time, may amend or terminate the Plan in any manner in its sole discretion, provided that termination of the Plan or any amendment thereof shall not materially adversely affect any Phantom Stock previously granted under the Plan without the consent of the holders of a majority of the then issued and outstanding Phantom Stock.

6. Securities Compliance. The Plan is intended to be a written compensatory benefit plan within the meaning of Rule 701 promulgated under the Securities Act of 1933. A Phantom Stock shall not be effective unless such Phantom Stock is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, as they are in effect on the date of grant of the Phantom Stock and also on the date of exercise or other issuance. The Company shall be under no obligation to register any securities with respect to the Plan with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

7. No Guarantee of Future Service. Selection of an individual as a Participant under the Plan shall not provide any guarantee or promise of continued service of the Participant with the Company or any of its subsidiaries and affiliates, and the Company retains the right to terminate the employment of any employee at any time, with or without Cause, for any reason or no reason, except as may be restricted by law or contract.

8. Withholding. All payments under the Plan shall be subject to withholding of all applicable taxes under federal, state or other applicable law.

9. Section 280G. Notwithstanding anything else contained in the Plan or an Award Agreement to the contrary, in no event shall the vesting of any Phantom Stock be accelerated under the Plan or the Award Agreement to an extent or in a manner so that such vesting, together with any other compensation and benefits provided to or for the benefit of the Participant, under any other plan or agreement of the Company or any of its subsidiaries and affiliates, would result in the loss of deductions by the Company for federal income tax purposes due to the application of Section 280G or any other similar applicable law, each to the extent applicable. If a holder of a Phantom Stock would be entitled to benefits or payments hereunder (along with payments and benefits under any other plan or program) that would constitute "parachute payments" as defined in Section 280G, then the Company shall reduce or eliminate such parachute payments in the following order so that the Company is not denied federal income tax deductions for any "parachute payments" because of Section 280G: (i) cash severance benefits shall be reduced or eliminated first, (ii) then any accelerated vesting of Phantom Stock shall be reduced or eliminated or waived, in reverse order of date of grant, and (iii) finally any other benefits to which the Participant is or may be entitled shall be reduced or eliminated. Notwithstanding the foregoing, if a Participant is a party to an employment or other agreement with the Company or is a participant in a severance program sponsored by the Company or any of its subsidiaries and affiliates that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar provision), the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to the Phantom Stock held by that Participant.

10. Funding. Nothing in the Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

11. Nonassignability. To the maximum extent permitted by law, a Participant's rights or benefits under the Plan shall not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void.

12. Section 409A. Any payments with respect to an Award are intended to be exempt from or comply with Section 409A so that none of the payments to be provided hereunder shall be subject to the additional tax imposed under Section 409A. Any ambiguities or ambiguous terms herein shall be interpreted to the extent possible such that any amounts deferred under the Plan shall be exempt from or so comply with the requirements of Section 409A. Notwithstanding anything in the Plan to the contrary, the Company reserves the right, in its sole discretion and without the consent of any Participant, to take such reasonable actions and make any amendments to the Plan as it deems necessary, advisable or desirable to comply with Section 409A or to otherwise avoid income recognition under Section 409A or imposition of any additional tax prior to the actual payment of any amounts under the

Plan. Any payments under the Plan that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under the Plan will be treated as a separate payment. Any payments to be made under the Plan upon a termination of employment will be made only upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under the Plan comply with Section 409A, and in no event will the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A.

13. Effective Date; Term of Plan. The Plan shall become effective on the Effective Date. The Plan shall remain in effect until it is revised or terminated by further action of the Directors (or applicable committee).

14. Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

15. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) The Plan and any Award Agreement shall be governed by and construed in accordance with the laws of California without giving effect to the conflict of laws provisions thereof. As any controversy which may arise under or relate to the Plan or an Award Agreement is likely to involve complicated and difficult issues, the Company agrees and, by accepting an award of Phantom Stock under the Plan, each Participant agrees to IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER ARISING OUT OF, RELATED TO OR IN CONNECTION WITH THE PLAN OR AN AWARD AGREEMENT AND AGREE THAT THEY SHALL NOT SEEK A TRIAL BY JURY IN ANY SUCH PROCEEDING.

(b) Any dispute under the Plan or any Award Agreement shall be required to be resolved by binding arbitration through JAMS. If the parties cannot agree on an JAMS arbitrator, each party shall select one JAMS arbitrator and both selected arbitrators shall then select a third JAMS arbitrator. The third arbitrator so selected shall arbitrate the dispute. The arbitration shall be governed by the rules of the American Arbitration Association then in force and effect. Determinations of the arbitrator shall be final and binding on the parties, and may be entered for judgment in any court of competent jurisdiction. The language of the arbitration shall be English. The place of arbitration shall be in Riverside County, California. Each party shall pay its own expenses of such arbitration and all common expenses of such arbitration shall be borne equally by the Participant and the Company. Notwithstanding the foregoing, the parties may petition a court for specific performance or for emergency or temporary injunction relief pending resolution of any claim relating to the Plan or an Award Agreement, and this Section 15(b) shall not require the arbitration of an application for such specific performance or emergency or temporary injunctive relief by either party pending arbitration; provided, however, that the remainder of any such dispute beyond the specific performance or emergency or temporary injunctive relief shall be subject to arbitration under this Section 15(b).

(c) Nothing in the Plan or any Award Agreement should be interpreted as restricting or prohibiting Participants from filing a charge or complaint with the U.S. Equal Employment Opportunity Commission, the National Labor Relations Directors, the Department of Labor, the Occupational Safety and Health Commission, or any other federal, state, or local administrative agency charged with investigating and/or prosecuting complaints under any applicable federal, state or municipal law or regulation (except that each Participant acknowledges that he or she may not recover any monetary benefits in connection with any such claim, charge or proceeding). A federal, state, or local agency would also be entitled to investigate the charge in accordance with applicable law. However, any dispute or claim that is covered by this Section 15 but not resolved through the federal, state, or local agency proceedings must be adjudicated in accordance with Section 15(b).

16. Notices. Any notice, demand, consent, election, offer, approval, request or other communication (collectively a "notice") required or permitted under the Plan or the applicable Award Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, facsimile message, email or recognized overnight courier. A notice must be addressed to the Participant at the Participant's last known address on the records of the Company or if sent by facsimile or email, to the fax number or email address of the Participant maintained on the records of the Company. Notices to the Company shall be addressed to:

REUZEit, Inc.

28381 Vincent Moraga Drive

Temecula, CA 92590

With electronic copy to: justin.andrews@REUZEit.com and

ryan.andrews@REUZEit.com.

All notices shall be deemed to have been given (i) three (3) business days after the same are sent by certified or registered mail, postage prepaid, return receipt requested, (ii) when delivered by hand or transmitted by facsimile or email (with confirmation of transmission received) unless delivered on a day which is not a business day or after 5:00 pm recipient's time on a business day, in which case such notice shall be deemed to have been given on the next succeeding business day, or (iii) one business day after the same are sent by a reliable overnight courier service, with acknowledgment of receipt. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. Whenever any notice is required to be given by applicable law or the Plan or the applicable Award Agreement, a written waiver thereof signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

17. Successors and Assigns. The Plan shall be binding upon and shall inure to the benefit of the Company and its successors and assigns.

18. Clawback. Notwithstanding anything in the Plan to the contrary, all Phantom Stock granted under the Plan and any payments made with respect to such Phantom Stock pursuant to the Plan shall be subject to clawback or recoupment as permitted or mandated by applicable law, rules, regulations or Company policy as enacted, adopted or modified from time to time (any of the foregoing, a "Clawback Policy"). By accepting an award of Phantom Stock under the Plan, each Participant agrees and consents to the Company's application, implementation and enforcement of any Clawback Policy and expressly agrees that the Company may take such actions as are necessary to effectuate the Clawback Policy or applicable law with respect to any Phantom Stock without further consent or action being required by the Participant.

The total number of shares outstanding on a fully diluted basis, 50,000,000 shares, includes 40,000,000 shares of Common Stock and 10,000,000 shares of options (3,162,266 issued shares and 6,837,734 unissued shares)

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Result of operations

Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $6,575,640, a small decrease compared to fiscal year 2020 revenue of $6,884,892. The small decrease was largely due to a slowdown in activity at our large clients caused by the pandemic. Revenues from equipment sales in 2021 remained flat compared to 2020 and represented about 67% of total revenue in 2021. Revenue from services in 2021 decreased 12% compared to 2020 and represented about 33% of total revenue in 2021.

Cost of sales

Cost of sales in 2021 was $3,117,614, a slight decrease of $73,154 from costs of $3,190,768 in 2020. The reduction is minimal and is a result of the small decrease in overall revenue from 2021 versus 2020.

Gross margins

2021 gross profit decreased slightly by $236,098 from 2020 gross profit and gross margins as a percentage of revenues decreased from 53.7% in 2020 to 52.6% in 2021. This decrease was caused by small decreases in the high-margin sourcing, project management and storage services performed in 2021.

Expenses

The Company's expenses consist of, among other things compensation and benefits, warehousing leases and advertising and marketing. Operating expenses increased $746,617 in 2021 compared to 2020. Approximately $500,000 of this increase was due to increased compensation and benefit costs. To support future growth, the company hired 6 new employees in 2021, two in sales, and one each in marketing, business development, accounting and IT.

Historical results and cash flows:

The most cash flow (uses of cash) intensive aspects of our business over the last two years have been:

1. Payroll - Salaries, and benefits represent about 50% of our operating expenses

2. Warehouse Lease - The monthly lease payments of about $120,000 is our second largest recurring operational expense

3. Client Payment Terms - We also are on 30-75 day payment terms with our largest clients which can be a strain on cash flow

Cash Flow (sources of cash) has been historically generated in the following manner:

1. Cash from Operations- The Company has generated almost all of its cash till now from the normal operations of the business

2. SBA Loan- The only significant amount of cash not generated from operations till now is from a $1.4 Million dollar SBA loan secured from First Citizens Bank. The loan closed in December of 2021 and has a 10-year payback term.

Future State

The Company believes that the major impacts (sources and uses) on our cash flow will largely remain the same with the following exceptions:

1. Operating Expenses- With scale and growth the Company believes that operating expenses will decrease as a percentage of revenues

2. Growth Investments- The company will use cash to make strategic investments to support future growth, particularly in the areas of IT, marketing and additional key personnel.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2022, the Company has capital resources available in the form of a line of credit for $500,000 from C2FO Financial and approximately $532,316 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, roughly 51% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely based on the fact that the company has been in business for many years already and is currently operating at a break-even level. The funds raised from the StartEngine campaign will be used mainly to invest in future growth.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely since the Company has been operating for many years and is breakeven. The proceeds from the StartEngine campaign will allow the Company to invest in future growth opportunities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has a $500,000 line of credit available to it that it has not yet used. Outside of the line of credit, the company does not have any immediate sources of other capital.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $1,400,000.00
  Interest Rate: 7.0%
  Maturity Date: January 01, 2032

- **Creditor:** Justin Andrews & Ryan Andrews
  Amount Owed: $250,000.00
  Interest Rate: 0.0%
  In 2021, the Company received two loans in the aggregate amount of $250,000 from shareholders and Chief Innovation Officer, Ryan Andrews and the founder and the CEO, Justin Andrews. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** Justin Andrews
  Amount Owed: $77,754.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2021
  On December 8, 2021, the Company entered into a promissory note agreement the founder and the CEO, Justin Andrews in the amount of EUR 55,728. Interest accrued on this note shall be payable at a fixed per annum rate of 15%, until such time as this note is paid in full. The maturity date is set to January 1, 2032. As of December 31, 2021, the outstanding balance of the note is $77,754.

- **Creditor:** Andrews Enterprises LLC
  Amount Owed: $27,665.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  In 2021, the Company received a loan from one of the related party, Andrew Enterprise, in the amount of $27,665. The loan bears no interest rate and has not

defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the note is $27,665.

- **Creditor:** Justin Andrews
  Amount Owed: $75,593.25
  Interest Rate: 15.0%
  Maturity Date: January 01, 2022

Related Party Transactions

- **Name of Entity:** REUZEit BV
  Names of 20% owners: Justin Andrews
  Relationship to Company: REUZEit BV has shared ownership (Justin Andrews) with REUZEit Inc
  Nature / amount of interest in the transaction: REUZEit Inc. performs services for REUZEit BV (a related party). The amount payable from REUZEit BV to REUZEit Inc was $346,660 as of 12/31/2021
  Material Terms: Terms are per a Transfer Pricing Agreement

- **Name of Entity:** Andrews Enterprises LLC
  Names of 20% owners: Ryan Andrews & Justin Andrews
  Relationship to Company: Andrews Enterprise is a related company with common ownership
  Nature / amount of interest in the transaction: As of 12/31/2021 Andrews Enterprises LLC owes REUZEit Inc $46,148
  Material Terms: There is no formal loan agreement in place

- **Name of Entity:** ANDbio UK LTD
  Names of 20% owners: Justin Andrews
  Relationship to Company: ANDbio UK is a related party with common ownership with REUZEit Inc.
  Nature / amount of interest in the transaction: As of 12/31/2022 ANDbio UK LTD owed REUZEit Inc. $139,333
  Material Terms: There is no formal loan agreement in place

- **Name of Entity:** Justin Andrews
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $75,593.25 Promissory Note with an interest rate of 15% per annum.
  Material Terms:

Valuation

Pre-Money Valuation: $40,000,000.00

Valuation Details:

We believe there are no public companies that are directly comparable to REUZEit upon which to directly benchmark and establish value.

Therefore, the Company's $40,000,000 valuation is based on the following:

Multiple of Historical Sales:

The Company's annual Sales (total revenue) in the last fiscal year of 2021 was $6,575,639.

Therefore, the Company's "Price to Sales" ratio based on 2021 "Sales" is 6.1. ($40,000,000/$6,575,639)

The Company believes this 6.1 P/S (Price to Sales) metric is reasonable based on the following rationale:

1. The current average P/S ratio for the Nasdaq index is 4.9 (as of 9/28/2022)

2. The Company projects its future growth rates to be higher than the average Nasdaq-listed company. The rationale for the above-average growth rates is based on:

- The recent onboarding of another major keystone client

- The initiation of an aggressive business development program to onboard large numbers of small and mid-sized clients

- The development of a 2.0 IT platform to support the growth and management of assets for our clients

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 50,000,000 shares, includes 40,000,000 shares of Common Stock and 10,000,000 shares of options (3,162,266 issued shares and 6,837,734 unissued shares)

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Operations*
  94.5%

REUZEit needs to open new warehouses in the Bay Area and North East in the USA. These are smaller warehouses, up to 10,000 sq ft for pickups and project management. order fulfilment, servicing, etc. still occurs at our main locations.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Company Employment*
  34.5%
  Employees are the core to any service company. REUZEit works closely with our large corporate clients, and we operate in 3 different countries.
- *Operations*
  20.0%
  REUZEit needs to open new warehouses in the Bay Area and North East in the USA. These are smaller warehouses, up to 10,000 sq ft for pickups and project management. order fulfilment, servicing, etc. still occurs at our main locations.
- *Marketing*
  20.0%
  REUZEit has two marketing audiences; first, we must train and on-board new sites and employees of our very large clients. REUZEit also services and sells equipment, and we need to advertise to used laboratory equipment market. We will add more content, social media advertising, and conferences.
- *Software Development*
  20.0%
  3rd party develop platform, legal to create contracts, finance, tax, currency management, trademarks, and compliance.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.reuzeit.com (https://www.reuzeit.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/reuzeit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR REUZEit, Inc.

[See attached]

REUZEIT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
REUZEit, Inc.
Temecula, California

We have reviewed the accompanying financial statements of REUZEit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 23, 2022
Los Angeles, California

REUZEIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	381,956	$	566,326
Acccounts Receivable, net		699,242		348,369
Due from Related Parties		532,142		639,067
Prepaids and Other Current Assets		174,018		-
Total Current Assets		**1,787,357**		**1,553,762**
Property and Equipment, net		147,102		(0)
Intangible Assets		210,678		-
Security Deposit		132,584		-
Total Assets	**$**	**2,277,721**	**$**	**1,553,762**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	227,162	$	64,167
Credit Cards		16,810		14,096
Consignments Payable		761,702		370,933
Current Portion of Loans and Notes		49,994		140,995
Shareholder Loan		250,000		-
Other Current Liabilities		348,287		73,656
Total Current Liabilities		**1,653,955**		**663,847**
Promissory Notes and Loans		218,982		141,228
Total Liabilities		**1,872,937**		**805,075**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Shareholder Distribution		(260,192)		(225,084)
Retained Earnings/(Accumulated Deficit)		664,975		973,771
Total Stockholders' Equity		**404,784**		**748,686**
Total Liabilities and Stockholders' Equity	**$**	**2,277,721**	**$**	**1,553,762**

See accompanying notes to financial statements.

REUZEIT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	6,575,640	$	6,884,892
Cost of Goods Sold		3,117,614		3,190,768
Gross profit		3,458,025		3,694,124
Operating expenses				
General and Administrative		3,539,805		2,911,848
Research and Development		44,473		8,356
Sales and Marketing		141,837		59,293
Total operating expenses		3,726,115		2,979,498
Operating Income/(Loss)		(268,090)		714,627
Interest Expense		19,167		7,140
Other Loss/(Income)		21,539		(202,949)
Income/(Loss) before provision for income taxes		(308,795)		910,436
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(308,795)**	**$**	**910,436**

See accompanying notes to financial statements.

REUZEIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019				**$ 63,335**	**$ 63,335**
2020)	40,000,000	$ -			
Shareholder Distribution			(225,084)		(225,084)
Net income/(loss)				910,436	910,436
Balance—December 31, 2020	40,000,000	-	(225,084)	$ 973,771	**$ 748,686**
Shareholder Distribution			(35,107)		(35,107)
Net income/(loss)				(308,795)	(308,795)
Balance—December 31, 2021	**40,000,000**	**$ -**	**$ (260,192)**	**$ 664,975**	**$ 404,784**

See accompanying notes to financial statements.

REUZEIT INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(308,795)	$	910,436
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		36,775		12,145
Amortization of Intangibles		23,409		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(350,873)		99,161
Prepaids and Other Current Assets		(174,018)		-
Due from Related Parties		106,926		(179,389)
Accounts Payable		162,994		(107,831)
Deferred Revenue		-		(541,315)
Credit Cards		2,715		3,235
Other Current Liabilities		274,632		60,624
Consignments Payable		390,769		(30,000)
Security Deposit		(132,584)		-
Net cash provided/(used) by operating activities		**31,949**		**227,066**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(183,877)		(11,571)
Purchases of Intangible Assets		(234,087)		-
Net cash provided/(used) in investing activities		**(417,964)**		**(11,571)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder Distribution		(35,107)		(225,084)
Line of Credit		-		(117,066)
Borrowing on Shareholder Loans		250,000		-
Borrowing ob Promissory Notes and Loans				282,223
Repayment Promissory Notes and Loans		(13,248)		-
Net cash provided/(used) by financing activities		**201,645**		**(59,927)**
Change in Cash		(184,370)		155,568
Cash—beginning of year		566,326		410,758
Cash—end of year	**$**	**381,956**	**$**	**566,326**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	19,167	$	7,140
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

REUZEit Inc. was incorporated on July 7, 2014, in the state of California. The financial statements of REUZEit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Temecula, California.

The REUZEit Surplus Asset Management Platform provides best practices for buying, using, redeploying and disposing of equipment to regain capital, control costs, reduce risk, and improve efficiency. REUZEit helps our clients succeed in productivity and sustainability by redeploying assets in their global footprint and selling excess equipment through our platform. Our unique Software and Service model super charges assets, providing higher ROI, cost avoidance, and more opportunity in an activated circular economy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $131,956 and $316,326, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Forklift	5 years
Furniture & Equipment	5 years
Office Computers	5 years
Tenant Improvement Allowanc	5 years
Vehicles	5 years
VM Building Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software expenses which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

REUZEit Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing a full range of asset management services for buying, using, redeploying and disposing of equipment to regain capital, control costs, reduce risk, and improve efficiency. REUZEit helps clients succeed in productivity and sustainability by redeploying assets in their global footprint and selling excess equipment through our platform.

Cost of sales

Costs of goods sold include the cost of goods sold, pickup expenses, supplies, vendors, shipping, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $141,837 and $59,293, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	95,285	132,881
Prepaid Lease Commission	78,733	-
Total Prepaids and Other Current Assets	**$ 174,018**	**$ 132,881**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
FSA Payable	1,672	
Tax Payable	11,409	7,237
Security Deposits - Sublease	167,244	
Unearned Revenue	51,502	
Deferred compensation	116,461	66,419
Total Other Current Liabilities	**$ 348,287**	**$ 73,656**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Forklift	$ 22,394	
Furniture & Equipment	28,673	28,673
Office Computers	5,886	
Tenant Improvement Allowance	136,987	
Vehicles	34,952	34,952
VM Building Improvements	18,610	
Property and Equipment, at Cost	**247,502**	**63,625**
Accumulated depreciation	(63,625)	(63,625)
Property and Equipment, Net	**$ 183,877**	**$ (0)**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $36,775 and $12,145, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Software (ERP)	$ 234,087	$ -
Intangible assets, at cost	**234,087**	**-**
Accumulated amortization	(23,409)	-
Intangible assets, Net	**$ 210,678**	**$ -**

Entire intangible assets have been amortized. Amortization expenses for Software expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $23,409 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (23,409)
2023	(23,409)
2024	(23,409)
2025	(23,409)
Thereafter	(117,043)
Total	**$ (210,678)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 40,000,000 Common Stock have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Promissory Note - Justin Andrews	$ 55,728	15.00%	12/8/2021	1/1/2032	$ 8,359	8,359.20	$ -	$ 77,754	$ 77,754	$ -	$ -	$ -	$ -	$ -
GBC International bank	$ 150,000	6.50%	12/11/2020	4/10/2021	$ -	-	$ -	$ -	$ -	$ 534	$ 534	$ 117,066	$ -	$ 117,600
SBA Loan	$ 150,000	3.75%	7/2/2021	7/2/2051	$ 5,625	2,804.79	$ 8,772	$ 141,228	$ 150,000	$ -	$ -	$ 8,772	$ 141,228	$ 150,000
CIT Bank- equipment loan	$ 18,633		10/15/2021	10/15/2022	$ -	-	$ 13,557	$ -	$ 13,557	$ -	$ -	$ -	$ -	$ -
PayPal Loan Working Capital loan	$ 21,000		12/3/2020	Paid off	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 15,157	$ -	$ 15,157
Andrew Enterprise - No loan agreement in pla	$ 27,665	not set	7/31/2021	not set	$ -	-	$ 27,665		$ 27,665	$ -	$ -	$ -		
Total					$ 13,984	$ 11,164	$ 49,994	$ 218,982	$ 268,976	$ 534	$ 534	$ 140,995	$ 141,228	$ 282,758

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	49,994
2023		8,772
2024		8,772
2025		8,772
2026		8,772
Thereafter		183,894
Total	**$**	**268,976**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ryan Andrews	$ 125,000	0.00%	Fiscal Year 2021	No set maturity	$ 125,000		$ 125,000			
Justin Andrews	$ 125,000	0.00%	Fiscal Year 2021	No set maturity	125,000		125,000			
Total					$ 250,000	$ -	$ 250,000	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

In 2021, the Company received two loans in the aggregate amount of $250,000 from shareholders and Chief Innovation Officer, Ryan Andrews and the founder and the CEO, Justin Andrews. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

On December 8, 2021, the Company entered into a promissory note agreement the founder and the CEO, Justin Andrews in the amount of EUR 55,728. Interest accrued on this note shall be payable at a fixed per annum rate of 15%, until such time as this note is paid in full. The maturity date is set to January 1, 2032. As of December 31, 2021, the outstanding balance of the note is $77,754.

In 2021, the Company received a loan from one of the related party, Andrew Enterprise, in the amount of $27,665. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the note is $27,665.

As of December 31, 2021 and December 31, 2020, the Company had loan receivables from a related party ANDbio UK in the amount of $139,333. There is not a loan agreement in place and the owners of REUZEit and ANDbio UK are the same.

As of December 31, 2021, and December 31, 2020, the Company had loan receivables from a related party, Andrews Enterprises LLC, in the amount of $46,148 and $50,342. There is not a loan agreement in place and the owners of REUZEit and ANDbio UK are the same.

As of December 31, 2021, and December 31, 2020, the Company had receivables from a related REUZEit BV in the amount of $346,660 and $401,197 that comes from the Transfer Pricing Agreement. The owners of REUZEit and ANDbio UK are the same.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 23, 2021, the Company entered into a lease agreement with Westcore Gemini VM LLC to rent premises in Temecula, California. The rent commenced on November 1, 2021, and ends on February 28, 2027. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 1,046,928
2023	1,078,332
2024	1,110,684
2025	1,143,996
Thereafter	1,380,606
Total future minimum operating lease payments	**$ 5,760,546**

Rent expenses were in the amount of $362,726 and $459,256 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 23, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

REUZEit is not live or open to the public at this moment.

start engine

Circular Economic Surplus Asset Management

INVEST IN REUZEIT TODAY!

REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is o... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REUZEit®
Surplus Asset Management

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading clients are growing integrated systems and workflows, focused on improving sustainability and organic productivity.

- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%. (source)

- For seven years now, REUZEit has been able to VET our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

OVERVIEW

Lab & pharmaceutical equipment from our circular, economic platform

At REUZEit, we manage surplus equipment in life science and pharma companies, enabling them to "reuze" their own equipment through our net positive, sustainable service and technology.


LandFill Last
because even DNA Sequencers want a second chance
need HELP
Save equipment from ending up in landfills Upcycle assets for new use Increase life cycles of all surplus.Take steps towards a sustainable future for the planet
REUZit helps give more value to assets and extends their life cycles. Equipment that might typically end up in landfills can be reused again and again.

With boots-on-the-ground, we pick up excess equipment from virtually anywhere, making it easy for companies to recondition and redeploy equipment or sell it for capital recovery. By selling our clients' excess equipment on consignment, our clients earn more money than all our provided services cost combined, making REUZEit a financially sustainable vendor, and our clients are motivated to expand our program within their organization with no net cost, according to our internal research.

By blending circular economics and surplus assets together, we believe we bring value to the biotech and pharmaceutical industry, the environment, and shareholders alike.


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Privacy - Terms
Code: MW-RL
Client IP: 35.225.240.239

THE PROBLEM & OUR SOLUTION

Instead of creating waste, we provide total life-cycle solutions for all surplus capital assets

We think manufacturers tend to focus on 'next generation' equipment instead of recovering surplus assets. In our view, this may lead to billions in valuable assets depreciating in off-site storage units, or worse, simply sent to a landfill.

We are here to put these assets back to work, profitably and sustainably. That's why the REUZEit platform captures and delivers access to its upstream and downstream customers in the life science and pharmaceutical industries. This allows for high-value resell and confident redeployment of surplus equipment.


REUZEit Explainer
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REUZEit®
Surplus Asset Management
Watch on YouTube

Our turn-key Surplus Asset Management system provides pickups, storage, reconditioning, redeployment, capital recovery and much more. On top of that, our integrated software provides clients with transparent reporting and sustainability KPIs (source).

Our published white paper shows our clients that our SAM program is 99.7% more effective at reducing GreenHouse Gas equivalents (GHG or C02 kg eq/prod) by reusing instead of replacing equipment they already own. (source)

The cost of the program is paid for the equipment REUZEit recovers and sells for our clients.


ASSET IN USE
Surplus Asset Management
REUZEit
DISTRIBUTION
REDEPLOY & "REUZE"
CAPITAL RECOVERY (Recondition and Resale)
RECYCLE "LANDFILL LAST" POLICY
MANUFACTURE
RAW MATERIALS

REUZEit earns $1 per year for every $2.50 of value in our warehouses.

Growth Strategies:

- North America- REUZEit is currently expanding its Business Development team to service existing clients and solicit new ones; earlier this year, REUZEit secured a global contract with Gilead Pharmaceuticals and we have more fortune 500 clients in our pipeline.
- Other Sectors- REUZEit will leverage its platform and expertise in surplus asset management to enter new sectors like Health Care and Consumer Goods, using our franchise model.

Franchises and Scalability: (A franchise is a branch owned by 3rd party, not REUZEit Inc.)

- EMEA- in 2019, REUZEit has already established its own franchise warehouse and operations in the Netherlands to service the needs of its global clients in the EMEA.
- UK - in 2020, REUZEit established a franchise in the UK
- Other Regions - REUZEit continues to develop the franchise model for regional partners in markets where it may not want to set up its own operations.

THE MARKET & OUR TRACTION

We think there is a huge opportunity to get the entire world in a reuse economy

The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5% (source). With 6.5% of the market for lab equipment being reused, REUZEit estimates the current addressable market of used lab equipment to be $1.3 billion dollars globally (source).


REUZEit Serves
Large Organizations
Research Organizations
Pharmaceutical Companies
Equipment Manufacturing
Life Science Companies

Plus, we don't think our competition has boots on the ground as we do. Based on our recent traction, it seems that REUZEit users know that too.

Some of REUZEit's Largest Clients

REUZEit Clients	Under Contract Since
ThermoFisher Scientific	2014
Gilead Pharmaceuticals	2022
Kite Pharma	2019
BioMarin Pharmaceuticals	2020
Abbott Laboratories	2017
And more regional biotech companies and universities in Southern California	various

3 of our clients under contract are on the list of the world's 15 largest Biotech companies

(source)

- We added Gilead Pharmaceuticals to our platform of clients in Q1 2022.
- Our current total Assets Under Management (AUM)is 16 million in the US, as of July 2022.
- We have managed over $70 million in equipment in the USA from 2017 through 2022.
- We received a $1.4 million SBA loan and started development on our next software and marketplace, expected to go live at the end of this year.
- Harold Krikke, PhD, a thought leader in Circular Economics, recently published a paper based on our real-world data using CE-SAM with international Life-Science companies over the past 7 years.



REUZit has already taken great strides to keep assets in use and help organizations offset their carbon footprints.
4.6 Million Pounds
Of Metals & Plastics Were Diverted From Landfills*
*That's just from one case study for Thermofisher Scientific from 2015-2020

WHY INVEST

We believe this is a rare opportunity to invest in profitability, and in the environment

We think companies using REUZEit may gain a competitive advantage in organic productivity, supply chain relief, and more. That's because REUZEit acquires equipment at near zero cost, selling them at attractive prices by resetting market rates, all while reducing global greenhouse gas emissions, in our view.



The REUZE Economy
Reduce Green House Gas emissions for the world
Improve environmental, social and governance score for clients
Recover capital for clients, net gain, financially sustainable program
Improve organic productivity for clients
Stimulate innovation, especially in Universities and developing countries

Continuing this mission to meet new demand, we will use funding to build the team, increase brand awareness, expand IT, and operational infrastructure necessary to achieve our growth objectives. Now is the time to get in on the ground floor of blending circular economics and surplus assets together - **invest today**!

ABOUT

HEADQUARTERS
28381 Vincent Moraga Dr.
Temecula, CA 92590

VALUATION
$40M

REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

TEAM



Justin Andrews
Chief Executive Officer & Co-Founder

Justin's shared vision for a circular economic surplus asset management program was the basis for REUZEit's founding. He is a self-propelled innovator, building and delivering on key strategy, and software vision. He spearheaded REUZEit's expansion into the European market by establishing locations in both the Netherlands and UK.



Ryan Andrews
Chief Innovation Officer & Co-Founder

Ryan is a vibrant, problem-solving visionary with extensive knowledge of the life sciences and pharmaceutical industries. He is on a mission to empower all organizations in all capital asset industries to achieve their productivity and sustainability goals by leveraging previously uncaptured value through surplus asset management.



Casi Mayo
Chief Operations Officer

Casi is a serial entrepreneur with a pedigree from elite Silicon Valley VCs. Building upon her studies at Berkeley, she brought 20+ years of accounting and business acumen to organize and establish SOPs in finance and business scalability. Casi truly is the connective layer for all internal operations.



Dave Ward
Chief Strategy Officer

Dave has 30 years of industry and consulting experience with Fortune 100 and mid-market companies. He has functional experience in corporate strategy, business development, supply chain, global sourcing, product development, product management, M&A, and finance. His industry experience ranges from consumer products, retail, footwear, apparel, sporting goods, and the industrial sectors. He lends a global perspective through his 20+ years of living and working overseas in APAC, EMEA, and LATAM.



Jonah Shell
Chief Sustainability Officer

Jonah joined the company full-time shortly after earning his MBA with a focus on Business Sustainability and Renewable Energy. He began by developing the company's marketing and sales processes and managing key relationships with strategic buyers and high-ticket sales using his 20+ years of proven sales team leadership in B2B and B2C structures. He now oversees REUZEit's R&D, sustainability reporting with an emphasis on GHG emission reduction, case studies, and co-authors REUZEit-published white papers.



Mike Kish
Director, Global Business Development and Client Services

Mike is a Senior Level Sales/Marketing/Business Development Executive with robust experience in consumer marketing and brand development across multiple platforms. He has over 20 years of experience in brand management with an emphasis on strategy development/implementation, situational analysis, consumer analytics, and team leadership. Additional specialties include sales/distribution strategy, large-scale budgeting, public speaking, and developing strategic partnerships.



Steve Balmer
Sales Director

With over 20+ years of sales experience with both Fortune 1000 and start-up companies, Steve leads new business sales revenue for the company. Steve has proven success in leading collaborative efforts between cross-functional departments to improve omnichannel results. Accomplished in building and leading high-performing sales teams. Steve believes the key to success is a relentless commitment to cultivating curiosity and growth for his team.



Nick Velis
Senior Program Manager

With 15+ years in operations, account management, and logistics, Nick works directly with REUZEit's diverse clientele with account onboarding, process management, and any other specific requests they may have. He is the lead manager of our client's Trade-In programs. Nick is one of the original team members from the early days of REUZEit, formerly known as ANDbio.

TERMS

REUZEit

Overview

PRICE PER SHARE
$0.80

VALUATION
$40M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
12,500

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,543,750

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**REUZEit, Inc.**
Corporate Address	:	**28381 Vincent Moraga Dr., Temecula, CA 92590**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$249.60**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**12,500**
Maximum Number of Shares Offered	:	**1,543,750**
Price per Share	:	**$0.80**
Pre-Money Valuation	:	**$40,000,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Members of REUZEIt's Loyalty Bonus are eligible for additional bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive access to private investor newsletter.

$1,000+ | Tier 2

Invest $1,000+ and receive access to private investor newsletter + 5% bonus shares.

$2,500+ | Tier 3

Invest $2,500+ and receive access to private investor newsletter + 5% bonus shares + Invitation to software launch party.

$10,000+ | Tier 4

Invest $10,000+ and receive access to private investor newsletter + 10% bonus shares + Invitation to software launch party.

$25,000+ | Tier 5

Invest $25,000+ and receive Access to private investor newsletter + 15% bonus shares + Invitation to software launch party.

$50,000+ | Tier 6

Invest $50,000+ and receive Access to private investor newsletter + 20% bonus shares + Invitation to software launch party + Tour of Headquarters with one of the founders + Temecula wine country experience, includes one night stay.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

REUZEit will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.80 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

Innovation Quarter

Landfill is no place for excess high-value equipment, according to REUZEit, who facilitates redistribution: Over 3,5 million kg of equipment was saved from the landfill by just one REUZEit client over the last few years. Instead, the equipment was redeployed, resold or recycled, facilitated by the R

View Article

IEEE Engineering Management Review

Circular Economic Surplus Asset Management: A Game Changer in Life Sciences

View Article

Show More Press

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Transcript

Justin:

Medical and scientific discoveries wouldn't be possible without specialized equipment. From the DNA sequencers that mapped our genome to the state-of-the-art molecular analyzers used in drug discovery, these invaluable tools help make breakthroughs each and every day.

We've worked with the world's largest lab equipment manufacturer and other large pharmaceutical companies, solving one of their biggest problems at its source.

Billions in useful equipment is wasted due to archaic surplus management models hastily established during technology's rapid growth in this modern age.

We saw a need to improve surplus asset management with technology and service, and delivered; boots-on-the-ground sustainability for our multinational clients.

Today, REUZEit serves our clients and sells assets in 3 international markets. Now, we are gearing up to offer our platform and services to more companies and organizations, interested and committed to, sustainable asset management.

Since our start more than 10 years ago, we have generated over $33 million in revenue and because we do not purchase inventory, our average gross margin is 70%. That's only counting our US operations and working with a fraction of the pharma and life sciences market, which is valued at one and a half trillion dollars.

Ryan:

We've established 160k+ sq ft of warehouses in the US, the UK, and the Netherlands. We're ready to scale and make REUZEit the industry standard in pharma and life sciences sectors.

We plan to roll out our circular economic B2B marketplace, enabling a worldwide community of buyers and sellers to actively procure and sell transparently.

The beauty of the REUZEit model is that it breeds innovation and sustainability. We have shown that our Surplus Asset Management program can reduce carbon equivalents by 99.7% when reusing instead of rebuying something that the company already owns.

Justin and/or Ryan:

Join REUZEit and help usher in the reuse economy with the world's largest scientific and pharmaceutical companies.

REUZEit Disruptor Video

We're disrupting the current market. We have been disrupting the current market. And you know, I've already explained why, you know, we have a value systems that guide us. And we didn't like what was happening in our industry, so we decided to change it. And it's working. And our big clients are starting to go, Yeah, we love this. We're, we're so, we're so ready for this. And yeah, it's just a matter of time before we completely take over this market.

And at some point that value's gonna realize and everyone that invests in early are gonna get that, you know, realized value back in their pockets. So it's pretty exciting that we're, we're really ready to scale. We've like I mentioned before, we've always kind of tailored back a little bit, made sure our product was perfect, made sure that what we were offering to our clients was dialed in and was exactly what they need.

And now we feel that we are ready to scale. We've added a few clients over the last year, another Fortune 400 company just signed up last week. We're going to continue to do this over and over and over again until we shift this market to a completely new, new way of doing business, a new way of handling surplus.

Script for 2019 animation explainer video:

⊠When it comes to the equipment needed to sustain our global industries, we can't keep buying new and throwing out the old. It just doesn't make sense for business or for the planet. When businesses reuse and redistribute equipment, they get the most out of their investment, maximizing productivity while also maximizing our planet's precious resources.

We provide the online solution and marketplace for businesses to search and redeploy their excess assets. Every time we reuse it, we replace the need to strip build and buy new while also slowing the rate of manufacturing, waste, and pollution to manageable levels. That's good for business. Good for sustainable growth.

Good for the earth together with our global clients reuse, it provides a physically executed active platform, connecting big industry players together to redistribute equipment, recovering capital from surplus equipment, extending the useful lifespan of our equipment and our natural resources. As we build the future circular economy, we can reduce barriers of entry to support re.

And innovation in the developing world reduces the waste of valuable, but toxic materials. And we'll establish an economy that makes full use of the things we build. Someday. Future generations will look back to now and say, this is when industries began redistribution. This is when we finally changed our wasteful habits for a real solution, a circular economy to sustain our planet.

Visit reuse it.com to discover how you or your organization can be part of Reuzeit's network and the future circular economy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 26 min read



author:
Johanna Cronin

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StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit
REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Team
Justin Andrews:Chief Executive Officer & Co-Founder, LinkedIn
Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Tokki
Tokki | *Tech-Enabled Sustainable Gifting*
www.tokki.com

Description of Business

Paired with our gift bags made out of recycled water bottles, Tokki Eco-Gifting Sets (QR card + gift bag) are designed to be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have 10 patents filed and pending to protect our intellectual property. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country.

Reasons to Invest

- INTELLECTUAL PROPERTY: Tokki is reinventing gifting by combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over (endlessly!). We make it easy for gift-givers to create and attach personalized photo/video cards to their gift bags – right from their smart phones (no app required). To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We believe our portfolio of patents forms a protective moat around our current product and future innovations.
- MOMENTUM IN LARGE MARKET RIPE FOR INNOVATION: The average American gives 8 gifts a year, and 1 in 3 is looking for a more eco-friendly alternative. Gift wrap and greeting cards are a $35 billion dollar market that we feel is ripe for innovation – and we believe that the response to Tokki from retailers large and small shows that they agree. Since launching our core product line just this summer, we opened over 260 new accounts across the country and became an approved vendor for an international, publicly traded retailer for the 2023 holiday season.*
- WORLD CLASS TEAM: Tokki's Executive Team brings deep experience in consumer tech and brand building as well as direct relationships with leaders at national retailers such as Nordstrom, Sephora, Ulta, Anthropologie, Target, Costco, and more. Our CEO/Founder, Jane Park, started her consumer career at BCG working with Fortune 100 companies, and then led innovation at Starbucks before founding and successfully exiting Julep, the first online social beauty brand, to Warburg Pincus. Jane Park has appeared on-air at QVC, and her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars."

Team
Jane Park: CEO & Founder, LinkedIn
Taylor Hoit: CTO, COO, & Co-Founder, LinkedIn

Envirosult
Envirosult | *A brighter and safer future for water and our environment*
https://envirosult.com/

Description of Business
Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team
Michael Green: CEO, LinkedIn
Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO
FLOLiO | *Wisdom Within Web3*
https://flolio.com/

Description of Business
FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

KeeperAI

KeeperAI | *Be You. Connect With Authenticity.*

https://keeperai.com/

Description of Business

KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team

Vishal Ahluwalia: CEO & Founder, LinkedIn

Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle

Phizzle | *Data Integrity for the Pharmaceutical Industry*

https://www.phizzle.com/

Description of Business

Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Brightlamp

Brightlamp | *The Five-Second Neurological Vital*

https://www.reflexapp.io/

Description of Business

Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team

Kurtis William Sluss: CEO & Director, LinkedIn

Michael Heims: CFO & Director, LinkedIn

MVP Kids

MVP Kids | *Children's Entertainment Multi-Media Platform*

MVPKids.com

Description of Business

MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming, and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.
- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

Team
Mel Sauder: President, Founder, & Director, LinkedIn
John Semper: MVPKids.TV President & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one

Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.

- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firedisccookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.

loyalty and high-quality standards.

- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business

the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn

The Brag House

The Brag House | *Welcome to Brag House*

https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team

Lavell J. Malloy II: Chief Executive Officer, LinkedIn

Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*

https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their

recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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